Filer:  Sterling Software, Inc.
                                    Pursuant to Rule 425 under the Securities
                                    Act of 1933
                                    Commission File No. 1-8465

FREQUENTLY ASKED STERLING SOFTWARE ACQUISITION QUESTIONS THIS INFORMATION IS PROVIDED AS A CONVENIENT SUMMARY OF PERTINENT INFORMATION FOR STERLING SOFTWARE SHAREHOLDERS. IT DOES NOT ALTER IN ANY WAY THE INFORMATION CONTAINED IN THE TENDER OFFER DOCUMENTS. THE TENDER OFFER MATERIALS SHOULD BE RELIED ON IN THEIR ENTIRETY FOR COMPLETE INFORMATION RELATIVE TO THIS TRANSACTION.

QUICK INFO - THIS INFORMATION WILL BE UPDATED AS NEW INFORMATION BECOMES AVAILABLE. PLEASE CHECK BACK HERE PERIODICALLY TO GET THE MOST CURRENTLY AVAILABLE INFORMATION. IF YOU HAVE ANY ADDITIONAL QUESTIONS, PLEASE INQUIRE THROUGH OUR WEB SITE AT WWW.CA.COM/INVEST/QUESTIONS.

o FEBRUARY 14, 2000 CA AND STERLING SOFTWARE, INC. (NYSE: SSW) ENTERED INTO AN AGREEMENT FOR CA TO ACQUIRE STERLING IN A STOCK-FOR-STOCK TRANSACTION. UNDER THE TERMS OF THE AGREEMENT, A SUBSIDIARY OF CA WILL COMMENCE AN OFFER TO EXCHANGE 0.5634 SHARES OF CA STOCK FOR EACH OUTSTANDING
   STERLING SHARE. THE EXCHANGE RATIO IS SUBJECT TO A COLLAR. IF THE
   AVERAGE TRADING PRICE OF CA STOCK FOR THE DESIGNATED PERIOD PRIOR TO THE CLOSING OF THE OFFER IS GREATER THAN $77.12, THE EXCHANGE RATIO WILL BE REDUCED SO THAT EACH STERLING SHARE TENDERED IN THE OFFER WOULD BE EXCHANGED FOR $43.45 WORTH OF CA STOCK. IF THE AVERAGE TRADING PRICE OF CA SHARES FOR THE PERIOD IS LESS THAN $63.10, THE EXCHANGE RATIO WILL BE INCREASED SO THAT EACH STERLING SHARE TENDERED IN THE OFFER WOULD BE EXCHANGED FOR $35.55 WORTH OF CA STOCK. IN THIS CASE, CA MAY ELECT TO REDUCE THE EXCHANGE RATIO AND MAKE UP THE DIFFERENCE IN CASH AND OR CA STOCK. THE TENDER OFFER WILL BE FOLLOWED BY A BACK-END MERGER ON THE
   SAME TERMS OF THOSE IN THE OFFER. THE OFFER WILL BE SUBJECT TO CUSTOMARY CLOSING CONDITIONS, INCLUDING THAT AT LEAST A MAJORITY OF STERLING'S OUTSTANDING SHARES ON A FULLY DILUTED BASIS HAS BEEN TENDERED AND THE NECESSARY REGULATORY APPROVALS OBTAINED. THE PARTIES EXPECT THE TRANSACTION WILL BE ONE OF THE FIRST TO USE THE SEC'S NEW "FAST TRACK" EXCHANGE OFFER RULES DESIGNED TO EXPEDITE STOCK-FOR-STOCK TRANSACTIONS. THE OFFER WILL EXPIRE 20 BUSINESS DAYS AFTER COMMENCEMENT, UNLESS THE OFFER IS EXTENDED. IF 90% OR MORE OF THE STERLING SHARES ARE TENDERED
   AND EXCHANGED IN THE OFFER, NO STERLING SHAREHOLDERS MEETING WILL BE REQUIRED FOR CA TO COMPLETE THE BACK-END MERGER.

o  FEBRUARY 14, 2000 CA FILED FOR ANTITRUST APPROVAL WITH THE
   DEPARTMENT OF JUSTICE.

FREQUENTLY ASKED QUESTIONS FOR INVESTORS
----------------------------------------
1. WHEN WILL COMPUTER ASSOCIATES MAKE ITS HART-SCOTT-RODINO FILING?
   SEE ABOVE. THE ANTITRUST DIVISION OF THE DEPARTMENT OF JUSTICE WILL HAVE THIRTY DAYS TO REVIEW THE TRANSACTION.

2. HOW DO I EXCHANGE MY STERLING SOFTWARE SHARES FOR COMPUTER ASSOCIATES SHARES? OFFER DOCUMENTS WILL BE MAILED TO STERLING SHAREHOLDERS OF RECORD AS SOON AS PRACTICABLE ON THE DAY OF COMMENCEMENT OF THE OFFER.

3. WHAT IS THE ANTICIPATED VALUE OF STERLING SOFTWARE SHARES?
   UNDER TERMS OF THE AGREEMENT, A SUBSIDIARY OF CA WILL COMMENCE AN OFFER TO EXCHANGE 0.5634 SHARES OF CA STOCK FOR EACH OUTSTANDING STERLING SHARE. THE EXCHANGE RATIO IS SUBJECT TO A COLLAR. IF THE AVERAGE TRADING PRICE OF CA STOCK FOR THE DESIGNATED PERIOD PRIOR TO THE CLOSING OF THE OFFER IS GREATER THAN $77.12, THE EXCHANGE RATIO WILL BE REDUCED SO THAT EACH STERLING SHARE TENDERED IN THE OFFER WOULD BE EXCHANGED FOR $43.45 WORTH OF CA STOCK. IF THE AVERAGE TRADING PRICE OF CA SHARES FOR THE PERIOD IS LESS THAN $63.10, THE EXCHANGE RATIO WILL BE INCREASED SO THAT EACH STERLING SHARE TENDERED IN THE OFFER WOULD BE EXCHANGED FOR $35.55 WORTH OF CA STOCK. IN THIS CASE, CA MAY ELECT TO REDUCE THE EXCHANGE RATIO AND MAKE UP THE DIFFERENCE IN CASH AND OR CA STOCK. THE TENDER OFFER WILL BE FOLLOWED BY A BACK-END MERGER IN WHICH STERLING SHAREHOLDERS WILL RECEIVE THE SAME CONSIDERATION AS THAT PAID IN THE OFFER.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS,
WHEN THEY BECOME AVAILABLE, REGARDING THE OFFER AND THE MERGER (DESCRIBED ABOVE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:
o COMPUTER ASSOCIATES' PRELIMINARY PROSPECTUS, PROSPECTUS SUPPLEMENTS, FINAL PROSPECTUS, AND TENDER OFFER MATERIAL.
o COMPUTER ASSOCIATES' REGISTRATION STATEMENT ON FORM S-4 AND SCHEDULE TO CONTAINING OR INCORPORATING BY REFERENCE SUCH DOCUMENTS AND OTHER INFORMATION.
o  STERLING SOFTWARE'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9.

THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION.

WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS (WHEN AVAILABLE) FROM COMPUTER ASSOCIATES BY DIRECTING YOUR REQUEST TO INVESTOR RELATIONS AT WWW.CA.COM/INVEST/QUESTIONS OR BY FAX AT 631-342-6864, OR FROM STERLING SOFTWARE BY DIRECTING YOUR REQUEST TO INVESTOR@STERLING.COM OR BY FAX AT (214) 981-1215.